UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,510,134 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,510,134 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,510,134 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 45.9%

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the New Stockholders Agreement (as described in Item 6), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco B.V. in filings with the Securities and Exchange Commission, the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge International Investment Ltd. in filings with the Securities and Exchange Comission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC and R. Scott Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,510,134 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,510,134 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,510,134 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 45.9%

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the New Stockholders Agreement (as described in Item 6), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco B.V. in filings with the Securities and Exchange Commission, the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge International Investment Ltd. in filings with the Securities and Exchange Comission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC and R. Scott Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,510,134 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,510,134 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,510,134 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 45.9%

14.	Type of Reporting Person (See Instructions) PN

(1) As a result of the New Stockholders Agreement (as described in Item 6), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco B.V. in filings with the Securities and Exchange Commission, the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge International Investment Ltd. in filings with the Securities and Exchange Comission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC and R. Scott Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,510,134 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,510,134 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,510,134 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 45.9%

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the New Stockholders Agreement (as described in Item 6), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco B.V. in filings with the Securities and Exchange Commission, the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge International Investment Ltd. in filings with the Securities and Exchange Comission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC and R. Scott Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,510,134 (See Items 4, 5 and 6) (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,510,134 (See Items 4, 5 and 6) (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,510,134 (See Items 4, 5 and 6) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 45.9%

14.	Type of Reporting Person (See Instructions) OO

(1) As a result of the New Stockholders Agreement (as described in Item 6), the Reporting Person may be deemed to be a member of a group for purposes of Section 13(d) of the Act.  The Reporting Person disclaims beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco B.V. in filings with the Securities and Exchange Commission, the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge International Investment Ltd. in filings with the Securities and Exchange Comission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC and R. Scott Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on these cover pages.

CUSIP No. 378981104

Item 1.        Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment No. 5 to the statement on Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Original 13D”), as amended by Amendment No. 1 to the statement on Schedule 13D filed on December 16, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 to the statement on Schedule 13D filed on March 12, 2009 (“Amendment No. 2”), as amended by Amendment No. 3 to the statement on Schedule 13D filed on July 2, 2009 (“Amendment No. 3”), as amended by Amendment No. 4 to the statement on Schedule 13D filed on August 18, 2009 (“Amendment No. 4” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 5, the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”), of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 20 William Street, Suite 310, Wellesley, Massachusetts 02481.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4. Capitalized terms used but not otherwise defined in this Amendment No. 5 shall have the meanings ascribed to them in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, as the case may be.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

ACOF II has acquired the shares of Common Stock and warrants reported in Items 3 and 5, and currently holds such stock and warrants, for investment purposes.  Under the terms of the New Stockholders Agreement (as defined below), ACOF II is entitled to elect directors to the Issuer’s board of directors (the “Board”).  Messrs. David Kaplan, Jeffrey Schwartz and Nathan Walton, who are officers of and otherwise associated with certain of the Ares Entities, were appointed to serve on the Board until the next annual meeting of the Issuer’s stockholders.

Exchange Agreement

On August 14, 2009, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) among EGS Corp., EGS Dutchco B.V. and NewBridge International Investment Ltd.  As of the closing (the “Exchange Closing”) of the transactions contemplated by the Exchange Agreement (the “Transactions”), which occurred on October 1, 2009, the Reporting Persons own approximately 45.9% of the combined entity.  A copy of the Exchange Agreement is attached to Amendment No. 4 as Exhibit 10 and incorporated herein by reference.

Pursuant to the terms of the Exchange Agreement, at the Exchange Closing in exchange for (i) $35,840,988 in principal under the Tranche B Bridge Loan of EGS Corp. and (ii) all of the capital stock of EGS Corp, the Issuer issued to NewBridge International Investment Ltd. (“NewBridge”) and EGS Dutchco B.V. (“EGS Dutchco”) an aggregate of 33,651,561 shares of Common Stock of the Issuer, including 9,800,000 shares of non-voting Common Stock.

In accordance with the terms of a letter agreement between ACOF II and the Issuer, dated August 14, 2009 (the “ACOF Letter Agreement”), a copy of which is attached to Amendment No. 4 as Exhibit 11 and incorporated herein by reference, upon the Exchange Closing, (i) the Series A Preferred Stock and Series B Preferred Stock of the Issuer held by the Reporting Persons was converted into 35,085,134 shares of Common Stock, (ii) existing warrants to purchase 7,500,000 shares of Common Stock, with a strike price of $6.00 per warrant and exercisable until 2018, held by the Reporting Persons were exchanged for 1,000,000 shares of Common Stock and (iii) ACOF II granted the Issuer the option, exercisable from the Exchange Closing until November 30, 2009, to purchase, for an aggregate purchase price of $63,750, 425,000 warrants (each to purchase one share of Common Stock) of the Issuer expiring on October 27, 2011.

In connection with the Exchange Agreement, AYC Holdings Ltd. (“AYC”), ACOF II and Providence Equity Partners L.L.C., (“PEP”), entered into a letter agreement, dated August 14, 2009 (the “Option Letter Agreement”), a copy of which is attached to Amendment No. 4 as Exhibit 12 and incorporated by reference herein, pursuant to which AYC granted ACOF II the option to purchase up to 51.7% of a $55 million aggregate principal amount loan made by AYC to EGS Acquisition, Inc., a former wholly owned subsidiary of EGS Corp. that merged with and into eTelecare Global Solutions, Inc., for the Purchase Price described in the Option Letter Agreement.

The responses to Item 2, Item 3 and Item 6 are incorporated herein by reference.

As a result of the New Stockholders Agreement (as described in Item 6), the Reporting Persons may be deemed to be members of a group for purposes of Section 13(d) of the Act.  The Reporting Persons disclaim beneficial ownership of the 13,460,624 shares of Common Stock reported as beneficially owned by EGS Dutchco in filings with the Securities and Exchange Commission, the 20,190,937 shares of Common Stock reported as beneficially owned by NewBridge in filings with the Securities and Exchange Comission, and the 3,779,802 shares of Common Stock reported as beneficially owned by Trillium Capital LLC and R. Scott Murray in filings with the Securities and Exchange Commission, and such shares are not included in the number of shares reported as beneficially owned by the Reporting Persons on the cover pages hereto.

The Ares Entities review on a continuing basis their investment in the Issuer.  Based on such review, one or more of the Ares Entities, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Ares Entities, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In that regard, various other funds managed by and/or affiliated with Ares Management purchased in the ordinary course and for investment purposes a portion of the Issuer’s 11.25% Senior Secured Notes due 2014 in the offering thereof on the same terms as generally offered to all other purchasers.  In addition, the Ares Entities may exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Securities Exchange Act of 1934. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Aggregate Number and Percentage of Securities.  See Item 2 of the Original 13D and items 11 and 13 of the cover pages to this Amendment No. 5 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Ares Entities, which numbers include 425,000 shares of Common Stock issuable upon exercise of warrants exercisable at any time owned by the Reporting Persons.

(b)         Power to Vote and Dispose.  See items 7 through 10 of the cover pages to this Amendment No. 5 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)          Transactions within the past 60 days.  Except for the information set forth or incorporated by reference in the Schedule 13D, which is incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain Rights of Other Persons.  Not applicable.

(e)          Date Ceased to be a 5% Owner.  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with the transactions described in the Schedule 13D, ACOF II entered into certain agreements with the Issuer, certain provisions of which are described in Item 3 and Item 4 or are described below.

Management Rights Letter

On August 7, 2008, the Issuer and ACOF II entered into a Management Rights Letter (the “Management Rights Letter”), attached to the Original 13D as Exhibit 5.  On October 1, 2009, the Issuer and ACOF II entered into an Amended and Restated Management

Rights Letter (the “New Management Rights Letter”), attached hereto as Exhibit 15 and incorporated herein by reference, which amended and restated the Management Rights Letter in its entirety.

Guarantee and Reimbursement Agreement

On March 2, 2009, ACOF II, the Issuer and certain of its subsidiaries entered into a Guarantee and Reimbursement Agreement (the “Guarantee and Reimbursement Agreement”), a copy of which is attached to Schedule 13D as Exhibit 8 and incorporated herein by reference, pursuant to which ACOF II provided an aggregate of $7,005,983 of financial support to the issuer in exchange for 702 shares of Series B Preferred Stock.  The Issuer is obligated to reimburse ACOF II for any amounts drawn or otherwise payable by ACOF II in connection with the financial support.

Other Agreements

In connection with the Exchange Agreement, ACOF II entered into (i) an Amended and Restated Stockholders Agreement, dated October 1, 2009, with the Issuer, EGS Dutchco, NewBridge, R. Scott Murray and Trillium Capital LLC, a copy of which is attached hereto as Exhibit 16 and incorporated by reference herein, and (ii) an Amended and Restated Registration Rights Agreement, dated as of August 14, 2009, with the Issuer, NewBridge, EGS Dutchco, R. Scott Murray and the other stockholders party thereto (the New Registration Rights Agreement”), a copy of which is attached to Amendment No. 4 as Exhibit 14 and incorporated herein by reference.

Upon the Exchange Closing, the Stockholder’s Agreement, dated as of August 7, 2008, between the Issuer and ACOF II, terminated.  Certain provisions of the New Stockholders Agreement and New Registration Rights Agreement are described below.

New Stockholder’s Agreement

Under the New Stockholders Agreement:

Board Designation Rights

ACOF II has certain Board designation rights, which rights are determined by the number of shares of Common Stock owned by ACOF II and its affiliates.  ACOF II has the right to designate three members of the Issuer’s 11 member Board and to designate one additional Independent Director (as defined in the New Stockholders Agreement) to the Board.  Additionally, the Board shall also include three directors designated by the other Significant Investors (as defined in the New Stockholders Agreement), Paul Joubert, G. Drew Conway, one independent director designated by the other Significant Investors and the Chief Executive Officer of the Issuer.  At least one non-independent Board member designated by ACOF II is required for a quorum.

If a representative of a Significant Investor is appointed to serve on the board of directors of any subsidiary of the Issuer (other than EGS Corp., EGS Acquisition Corp. or eTelecare Global Solutions, Inc.), then ACOF II is entitled to a proportional number of board seats on such board as ACOF II has on the Board.

Right of First Offer, Tag and Drag Rights, Right of Participation

Prior to August 14, 2011, subject to certain limited exceptions, no party to the New Stockholders Agreement may Transfer (as defined in the New Stockholders Agreement) shares of Common Stock without the prior written consent of each Significant Investor, including ACOF II.  Thereafter, such securities may be Transferred subject to the “right of first offer,” and “tag along” rights contained in the New Stockholders Agreement.  In addition, the Significant Investors also have customary “drag” rights with respect to certain transactions that constitute a Change of Control (as defined in the New Stockholders Agreement).

Subject to certain limited exceptions, each Investor (as defined in the New Stockholders Agreement), including ACOF II, has a right of participation that entitles such Investor to purchase up to its Participation Percentage (as defined in the New Stockholders Agreement) of any Subject Securities (as defined in the New Stockholders Agreement) that the Issuer proposes to issue, sell or exchange.  In lieu thereof, upon the issuance of Common Stock upon the exercise of Public Warrants (as defined in the New Stockholders Agreement), each Significant Investor shall have a separate right of participation.

Approval Rights

The approval of the Unanimous Significant Investors (as defined in the New Stockholders Agreement) is required for the Issuer and its subsidiaries to take certain significant corporate actions.  Additionally, the approval of a Requisite Majority (as defined in the New Stockholders Agreement) is required for the Issuer and its subsidiaries to take certain significant corporate actions.

The approval of the Board, including at least one non-independent director designated by each of ACOF II and one non-independent director designated by the other Significant Investors, shall be required for the approval of a budget of the Issuer for any fiscal year or a material deviation from an approved budget for any fiscal year.

Registration Rights Agreement

The New Registration Rights Agreement amends and restates in its entirety the Registration Rights Agreement, dated August 7, 2008, as amended, among the Issuer, ACOF II and the other stockholders party thereto, a copy of which is attached to the Original 13D as Exhibit 6, and provides shelf, demand and piggy-back registration rights with respect to the resale of the shares of Common Stock (including shares of Common Stock issuable upon conversion of convertible securities) held by the Purchaser Holders (as defined in the New Registration Rights Agreement), including ACOF II.

The descriptions of the Purchase Agreement, the Warrant Purchase Agreement, the Guarantee and Reimbursement Agreement, the Exchange Agreement, the ACOF II Letter Agreement, the Option Letter Agreement, New Registration Rights Agreement, the New Management Rights Letter and the New Stockholders Agreement and the agreements and transactions contemplated thereby are qualified in their entirety by reference to the Purchase Agreement, the Warrant Purchase Agreement, the Guarantee and Reimbursement Agreement, the Exchange Agreement, the ACOF II Letter Agreement, the Option Letter Agreement, the New Registration Rights Agreement, the New Management Rights Letter and the New Stockholders Agreement listed as Exhibits 1, 2, 8, 10, 11, 12, 14, 15 and 16 to this Schedule 13D, respectively, and incorporated herein by reference.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

Item 7         Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following Exhibits 15 and 16:

Exhibit 15	Amended and Restated Management Rights Letter between Ares Corporate Opportunities Fund II, L.P. and the Issuer, dated as of October 1, 2009.

Exhibit 16

Amended and Restated Stockholders Agreement, dated October 1, 2009, by and among the Issuer, Ares Corporate Opportunities Fund II, L.P., EGS Dutchco B.V., NewBridge International Investment Ltd., R. Scott Murray and Trillium Capital LLC.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2009

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).